Biofrontera AG / Key word(s): Offer

26.04.2018

The issuer is solely responsible for the content of this announcement.

Information on the prohibited purchase offer by Deutsche Balaton AG, Heidelberg, to the shareholders of Biofrontera AG and on the announcement of deltus 30. AG, Frankfurt am Main, pursuant to § 10 WpÜG dated 25 April 2018

Leverkusen, Germany, April 26, 2018 - Deutsche Balaton AG, Heidelberg, published on March 16, 2018 pursuant to § 10 para. 1 and 3 WpÜG that it decided to make a voluntary acquisition offer (“acquisition offer”) for up to 6,250,000 shares of Biofrontera AG. On April 25, 2018 it was announced that the Federal Financial Supervisory Authority (“BaFin”) had prohibited the acquisition offer pursuant to § 15 WpÜG. Deutsche Balaton AG was therefore not in a position to comply with the legal requirements with regard to the required offer document, but rather violated legal provisions. Since the acquisition offer was prohibited by BaFin, a renewed acquisition offer by Deutsche Balaton AG is not permitted within one year pursuant to § 26 WpÜG. With this blocking period, the law aims to protect the interest of the target company, in this case Biofrontera AG, to continue with undisturbed operation of its business. The blocking period is intended to prevent business activities from being affected repeatedly by individual players due to the administrative and financial burden associated with an acquisition offer for the target company.

The deltus 30th AG, Heidelberg, has published on April 25, 2018 according to § 10 para. 1 and 3 WpÜG that it has decided to make a voluntary acquisition offer for up to 6,250,000 shares of Biofrontera AG. The announcement largely corresponds to the above-mentioned announcement by Deutsche Balaton AG of 16 March 2018. deltus 30th AG is shortly to be renamed to Deutsche Balaton Biotech AG. It is conceivable that an attempt is being made to circumvent the blocking period for the protection of Biofrontera AG that was imposed against Deutsche Balaton AG.

deltus 30th AG must now submit an offer document to BaFin within four weeks after publication of their decision to make such an offer. Unless further prohibition is imposed after evaluation by BaFin, the Management Board and Supervisory Board of Biofrontera AG will comment on the Offer Document pursuant to § 27 WpÜG. From today’s perspective, no further comments by the Management Board and/or the Supervisory Board of Biofrontera AG appear to be necessary beyond the above explanations, which are made following various requests for information.

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Enquiries, please contact:	+49 (0) 214 87 63 2 0
press@biofrontera.com
Biofrontera AG
Thomas Schaffer, Chief Financial Officer
IR UK: Seton Services	+44(0) 20 7729 0805
Toni Vallen
IR and PR US: The Ruth Group	+1 646-536-7035
IR: Tram Bui	+1 508-280-6592
PR: Kirsten Thomas

About Biofrontera:

Biofrontera AG is an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Biofrontera’s approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of certain forms of basal cell carcinoma in the European Union. American Depositary Shares representing Biofrontera’s ordinary shares are listed on the NASDAQ Capital Market under the symbol “BFRA”, and Biofrontera’s ordinary shares are listed in the Frankfurt Stock Exchange (B8F, ISIN: DE0006046113). Information is also available at www.biofrontera.com.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.